UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

GALAXY NUTRITIONAL FOODS, INC

(Name of Issuer)

Common Stock ($0.01 per share)

(Title of Class of Securities)

36317Q 10 4 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person BH Capital Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 807,854 6. Shared Voting Power 0 7. Sole Dispositive Power 807,854 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Excalibur Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 807,854 6. Shared Voting Power 0 7. Sole Dispositive Power 807,854 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person HB and Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 807,854 6. Shared Voting Power 0 7. Sole Dispositive Power 807,854 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Henry Brachfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 807,854 6. Shared Voting Power 0 7. Sole Dispositive Power 807,854 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Excalibur Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 807,854 6. Shared Voting Power 0 7. Sole Dispositive Power 807,854 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person William S. Hechter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 807,854 6. Shared Voting Power 0 7. Sole Dispositive Power 807,854 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 36317Q 10 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Lilian Brachfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 36317Q 10 4

Item 1	(a).	Name of Issuer

Galaxy Nutritional Foods, Inc. (the “Issuer”)

Item 1	(b).	Address of the Issuer’s Principal Executive Office

2441 Viscount Row, Orlando, Florida 32809

Item 2	(a).	Names of Persons Filing

1. BH Capital Investments, L. P. (“BHCI”)

2. Excalibur Limited Partnership (“ELP”)

3. HB and Co., Inc. (“HBCI”)

4. Henry Brachfeld (“Mr. Brachfeld”)

5. Excalibur Capital Management, Inc. (“ECMI”)

6. William S. Hechter (“Mr. Hechter”)

7. Lilian Brachfeld (“Mrs. Brachfeld”)

The Reporting Persons have previously filed with the SEC a copy of an agreement by and among the Reporting Persons with respect to the joint filing of the original Schedule 13G and any amendments thereto.

Item 2	(b).	Address of the Principal Business Office:

The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

175 Bloor Street East, South Tower Suite 705 Toronto, Ontario, Canada M4W 3R8

The address of the principal business office of ELP, ECMI and Mr. Hechter is:

33 Prince Arthur Avenue Toronto, Ontario, Canada M5R 1B2

Item 2	(c).	Citizenship

See Row (4) on Pages 2-8

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2	(e).	Cusip Number

36317Q 10 4

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

CUSIP Number 36317Q 10 4

Item 4.	Ownership

(a) See Row (9) on Pages 2-8. Reported share ownership on this Schedule 13G represents amounts beneficially owned by the Reporting Persons as of December 31, 2004. Each Reporting Person (except Mrs. Brachfeld) is deemed to beneficially own a pro rata share of the total of approximately 8.4% (equal to 1,615,708 shares) of the Issuer’s common stock beneficially owned by the group. Beneficial ownership by the group includes: (i) 615,708 shares of common stock; and (ii) warrants to purchase a total of 1,000,000 shares of the Issuer’s common stock. Each of Excalibur Limited Partnership and BH Capital is the record holder of approximately 307,854 shares of the Issuer’s common stock and warrants for the purchase of approximately 500,000 shares of common stock.

(b) See Row (11) on Pages 2-8. As of December 31, 2004, the Reporting Persons beneficially owned in the aggregate approximately 8.4% of the Issuer’s Common Stock based on 18,388,214 shares outstanding on November 12, 2004, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2004.

(c) See Rows (5)-(8) on Pages 2-8.

(d) Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

BH Capital Investments, L.P.
By: HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld
President

Excalibur Limited Partnership
By: Excalibur Capital Management, Inc., General Partner

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter
President

HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld
President

	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld

Excalibur Capital Management, Inc.

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter, President

	/s/ William S. Hechter	(SEAL)
William S. Hechter

Lilian Brachfeld

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld, Attorney-in-Fact[1]

[1]	A power of attorney authorizing Mr. Brachfeld to act on behalf of the Reporting Persons for the purpose of complying with Sections 13(d) and 13(g) has been previously filed with the SEC.